UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC  20549

                                  SCHEDULE 13D
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                          SPECIALTY RETAIL GROUP, INC.
               (formerly Institute for Laboratory Medicine, Inc.)

- --------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value

                         (Title of Class of Securities)
- -------------------------------------------------------------------------------

                                  84751D 10 6
                             ----------------------
                                 (CUSIP Number)

                           Copies of Communication To:

                             Edmond M. Coller, Esq.
                     Goodkind Labaton Rudoff & Sucharow LLP
                                 100 Park Avenue
                            New York, New York  10017

- ------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 June 18, 1996
                         -------------------------------
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the state-ment [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 4 Pages
                              There are No Exhibits.

                                  SCHEDULE 13D



 CUSIP  No. 84751D 10 6                  Page  2  of  4  Pages
            -----------                       ---    ---
- -----------------------------------------------------------------------
     1     NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Cathy Zises


- -----------------------------------------------------------------------
     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a)
                                                                ---
                                                             (b)
                                                                ---
- -----------------------------------------------------------------------
     3     SEC USE ONLY

- -----------------------------------------------------------------------
     4     SOURCE OF FUNDS

               00

- -----------------------------------------------------------------------
     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS
           2(d) or 2(e)
                           ---


- -----------------------------------------------------------------------
     6     CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.

- -----------------------------------------------------------------------
  NUMBER         7   SOLE VOTING POWER
    OF                       848,127 - See Item 5
  SHARES
 BENEFICIALLY    ------------------------------------------------------
                 8   SHARED VOTING POWER
                         -0-
 OWNED BY
   EACH
 REPORTING       ------------------------------------------------------
   PERSON        9   SOLE DISPOSITIVE POWER
   WITH                  848,127 - See Item 5
                 ------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
                         -0-

- -----------------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON
               848,127 - See Item 5


- -----------------------------------------------------------------------
    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*
                                             ---

- -----------------------------------------------------------------------
    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               Approximately 10.4% - See Item 5


- -----------------------------------------------------------------------
    14     TYPE OF REPORTING PERSON*
               IN
- -----------------------------------------------------------------------

 CUSIP  No. 84751D 10 6                  Page  3  of  4  Pages
            -----------                       ---    ---



Item 1.
- ------

          This statement constitutes Amendment No. 1 to the Schedule 13D of Cathy Zises (the "Reporting Person") relating to the common stock, par value $.001 per share ("Common Stock"), of Specialty Retail Group, Inc., a Florida corporation (the "Issuer") with its principal offices at 1720 Post Road East, Westport, Connecticut 06880. This Schedule 13D reflects a change in the Reporting Person's previously reported beneficial ownership of 944,377 shares of Common Stock.

Item 2.   Identity and Background
- ------    -----------------------

          The Reporting Person (Cathy Zises) resides at 1016 Fifth Avenue, New York, New York 10028. The Reporting Person is not employed.

Item 3.   Source and Amount of Funds or Other Consideration
- ------    -------------------------------------------------

          Not applicable.

Item 4.   Purpose of the Transaction
- ------    --------------------------

          The Reporting Person holds the shares of Common Stock for investment. The Reporting Person intends to review her investment in Issuer on an ongoing basis and reserves the right to at any time sell all or a portion of her interest in the Issuer, or to acquire additional interests in the Issuer, either in the open market or in privately negotiated transactions with one or more purchaser. The Reporting Person has no present plans or proposals which relate to or would result in any of the events set forth in Items 4(a) through 4(j) but reserves the right to develop and act upon a plan or proposal for any of such events.

Item 5.   Interest in Securities of the Issuer
- ------    ------------------------------------

          (a) As of the close of business on June 18, 1996, the Reporting Person had direct beneficial ownership of 750,067 shares of Common Stock and, as custodian for her minor children, indirect beneficial ownership of 148,060 shares of Common Stock representing, in the aggregate, approximately 10.4% of the outstanding Common Stock and 8.1% of the outstanding voting Stock of the Company (which includes 2,394,130 shares of Series A-1 Preferred Stock, all of which are owned by ILM Acquisition L.P. ("ILM")). The Reporting Person indirectly owns a 33 1/3% limited partnership interest in ILM Acquisition L.P. The Reporting Person disclaims beneficial ownership of any of the shares of Series A-1 Preferred Stock held by ILM. Since the date of the filing of
Schedule 13D the Reporting Person has disposed of an aggregate of 100,000 shares of Common Stock by gift and has purchased 3,750 shares in the open market for investment purposes. Except as set forth in Section 4(c) the transactions occurred more than 60 days prior to the date of this Amendment to Schedule 13D.


          (b) The Reporting Person has sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares of Common Stock as to which she possesses direct or indirect beneficial ownership.

          (c)  Not applicable.

          (d) On June 18, 1996, the Reporting Person made a gift of 50,000 shares of Common Stock.


Item 6.   Contracts, Arrangements, Understandings
- ------    or Relationships With Respect to
          Securities of the Issuer
          ---------------------------------------

          No change.

 CUSIP  No. 84751D 10 6                  Page  4  of  4  Pages
            -----------                       ---    ---


Item 7.   Material to be Filed as Exhibits
- ------    --------------------------------

          None.


                                   SIGNATURES
                                   ----------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 19, 1996


                            /s/    CATHY ZISES
                           ----------------------------
                                   Cathy Zises